FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 15, 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange dated September 15 2005

TRANSLATION FROM SPANISH

September 15, 2005

TO:

BOLSA DE COMERCIO DE BUENOS AIRES

[Buenos Aires Stock Exchange]

Attention: Mr. Roberto Chiaramoni

Technical and Securities Assistant Manager

Ref: Your note CD 174193

Dear Sirs,

This is in reply to your letter concerning some information published in newspapers on this date.

In this regard, we would like to inform you that, as is and always has been the policy of this Bank, any information that we deem to be “relevant information” would have been duly provided in a timely fashion to the Bolsa de Comercio de Buenos Aires [Buenos Aires Chamber of Commerce] without any need for previous requests.

Therefore, we have nothing to report regarding your request.

Sincerely,

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: September 15, 2005	By:	/s/ Marcelo G.Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer